Yoel Kranz 617.570.1760	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231
April 22, 2010
VIA EDGAR AND FACSIMILE TRANSMISSION
U.S. Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 3628
Washington, DC 20549
Attn: Julia E. Griffith

Re:	Medical Properties Trust, Inc. Schedule TO-I File No. 5-80883 Filed April 12, 2010
Dear Ms. Griffith:
     This letter is being furnished on behalf of Medical Properties Trust, Inc. (the “Company”) in response to the oral comments received by Goodwin Procter LLP, counsel to the Company, on April 22, 2010 from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) , with respect to the Company’s Tender Offer Statement on Schedule TO that was filed with the Commission on April 12, 2010 (the “Schedule TO”) and Amendment No. 1 to the Schedule TO (“Amendment No. 1”) that was filed with the Commission on April 21, 2010. Amendment No. 1 incorporated changes to reflect the Company’s responses to the Staff’s comments and included an amended Offer to Purchase (the “Amended Offer to Purchase”).
     All terms used herein but not defined herein shall have the meanings ascribed thereto in the Schedule TO.
     With respect to the events and conditions set out in the first numbered sub-paragraph under the heading “Terms of the Tender Offer—Conditions to the Tender Offer” in the Amended Offer to Purchase, the Company confirms its understanding that only such actions, suits, proceedings, judgments, orders and injunctions that directly or indirectly restrain, prohibit or materially adversely affect the making of the Tender Offer, or the acquisition of Notes pursuant to the Tender Offer, shall constitute the failure of a condition. Such enumerated events and conditions that only tangentially affect the making of the Tender Offer, or the acquisition of Notes pursuant to the Tender Offer, will not constitute the failure of a condition or be asserted as such by the Company.

U.S. Securities and Exchange Commission
April 22, 2010

* * * * *
The Company has acknowledged to us, and granted us the authority to represent to the Commission on its behalf, that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or concerns about the statement on Schedule TO or the Company’s response, please do not hesitate to call the undersigned.

Very truly yours,
/s/ Yoel Kranz
Yoel Kranz, Esq. Goodwin Procter LLP

cc:	Michael G. Stewart, Esq., Medical Properties Trust, Inc. Ettore Santucci, Esq., Goodwin Procter LLP